

October 6, 2010

Steven Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, Nevada, 89119

> **Re: Ideal Financial Solutions, Inc.**
> **Form 10-12G/A**
> **Filed September 10, 2010**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your response letter dated September 29, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 22, 2010.

Form 10/A filed September 10, 2010

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   In response to prior comment 1, you indicate that revenue related to these particular charge-backs was never recognized. Explain why your responses to comments 2 and 4 in your letter dated September 10, 2010 indicate that the charge-backs related to 7% and 21% of revenue, respectively.

2.   You indicate in response to prior comment 1 that actual charge-backs and refunds for the first six months of 2010 were 22% of gross sales. As such, explain the basis for increasing your accrual for refunds and charge-backs to a rate of 30%. In this regard, we note your statement in response to comment 2 from our letter dated August 26, 2010 that your accrual is based on your most recent historical data.

3.   We note your response to prior comment 2 indicating that the language in your Form 10 indicating that problems with the early 2010 campaign were based upon "poor data or improper referral or sign-ups" may have implied inaccurate information. In light of this, please justify the basis for disclosing throughout your Form 10 that "following the end of

the first quarter of 2010, as a result of a high volume of chargebacks on credit card transactions, we determined that a high percentage of the leads provided by this lead provider contained poor data or were improper and immediately terminated the relationship."

If you have questions or comments on the financial statements and related matters, please contact Melissa Walsh, Staff Accountant, at (202) 551-3224. If you require further assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief